Bradley A. Haneberg (804) 771.5790 bahaneberg@kaufcan.com	Kaufman & Canoles, P.C. Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777 kaufcan.com

February 22, 2010

By EDGAR and U.S. Mail

Pamela Long, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tri-Tech Holding Inc.
Registration Statement on Form S-1
Filed January 8, 2010
File No: 333-164273

Dear Ms. Long:

On behalf of Tri-Tech Holding Inc. (“TRIT”) and in response to the comments set forth in your letter dated January 29, 2010, we are writing to supply additional information and to indicate the changes that have been made to the captioned registration statement. Factual information provided herein has been provided to us by TRIT. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies for your review.

General

1.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing.

TRIT acknowledges the comment and will arrange to have FINRA staff contact you.

2.

We may have further comments on the legal opinions, underwriting agreements and other exhibits once they are filed. Please understand that we will need adequate time to review these materials before effectiveness.

TRIT acknowledges the comment.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Pamela Long, Assistant Director

Securities and Exchange Commission

February 22, 2010

Outside Front Cover Page

3.	Please refer to the underwriters’ “discounts and commissions” in your proceeds table.

TRIT has amended the cover page of the prospectus to address the comment.

Executive Compensation, page 69

4.	Please update your executive compensation disclosure to include 2009 executive compensation information.

TRIT has updated its executive compensation information to include 2009 information.

Exhibit Index

5.	Please include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

TRIT has added an exhibit index in response to the comment.

The Registrant is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and to the Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Bradley A. Haneberg

Enclosures:

Three (3) redlined copies of Registration Statement on Form S-1